Exhibit 3

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Public-Held Company

MATERIAL FACT

Oi S.A. (“Oi” or the “Company” - Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), pursuant to art. 157, paragraph 4, of Law No. 6,404/76 and Instruction No. 358/02 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM), informs its shareholders and the market in general, in furtherance of the Material Fact dated January 26, 2015 (“Material Fact”), that, on this date, the general meeting of debenture holders (the “Debenture Holders”) of the 9th Issuance of Simple, Non-Convertible, Unsecured Debentures, in Two Series, for Public Distribution, of the Company (the “General Meeting of Debenture Holders” and the “9th Issuance,” respectively) was held.

The General Meeting of Debenture Holders approved the matters listed below.

A) Ratify the authorization for the completion of the sale of the shares of PT Portugal SGPS S.A. (“PT Portugal”) to Altice Portugal S.A.(“Altice”), including the execution of corporate restructuring necessary for implementation of the sale, so as not to open up for discussion any non-compliance issues with regards to covenants described in Clause 6.23, item XII of the Indenture, upon the Company’s commitment to assume, before the Debenture Holders, the obligations provided for in the minutes of the General Meeting of Debenture Holders.

B) Approve the authorization to complete the corporate restructuring, through the merger of shares of the Company by Telemar Participações S.A. that results in the increase in the level of the Company’s corporate governance on the BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&F Bovespa”) pursuant to Clause 6.23, item XIII of the Indenture, upon the assumption by the Company of the covenants described in item D below.

C) Approve the temporary waiver of the calculation of financial covenants described in Clause 6.23, item XVIII of the Indenture, during the 4 (four) quarters of 2015, which should conform to the below:

•	the maximum leverage to be calculated by the Company with respect to each of the four quarters of 2015, obtained by dividing the Total Gross Debt of the Company by the Company’s EBITDA, shall be less than or equal to 4.50 (four point fifty) times, except in the event of (i) prior to the effective transfer of the shares of PT Portugal to Altice and payment of the sales price to the Company and/or any of its subsidiaries (the “Closing”), there is a need to deconsolidate the EBITDA of PT Portugal and its subsidiaries from the Company’s consolidated EBITDA calculation while, at the same time, there is a need to consolidate the debt of PT Portugal and its subsidiaries in the calculation of the Total Gross Debt of the Company, or (ii) after the Closing, PT Portugal’s debt will have been substantially transferred to the Company and/or any of its subsidiaries, being that, in either case, the maximum leverage to be calculated by the Company for each of the four quarters of 2015, obtained by dividing the Total Gross Debt by the Company’s EBITDA, shall be less than or equal to a ratio of 6.00 (six) times. For the quarters ended March 31, June 30 and September 30, 2015, the financial ratio provided herein shall be calculated according to the Company’s audited quarterly financial statements for each of those quarters. For the quarter ended December 31, 2015, the financial index provided herein shall be calculated according to the Company’s 2015 audited annual financial statements.

C.1)	The ratios calculated from the financial covenants referred to above should return to be those currently included in Clause 6.23, item XVIII of the Indenture (i.e., the ratio of the Company’s Total Gross Debt to EBITDA shall be less than or equal to 4.00, based on the Company’s consolidated shareholders’ equity, and the ratio of the Company’s EBITDA to Debt Service shall be greater than or equal to 1.75, based on the Company’s consolidated shareholders’ equity) should be reinstated beginning in the first quarter of 2016 (inclusive), with the respective amendment to the Indenture, but without the need for a new meeting of Debenture Holders, authorizing the trustee to enter into a new amendment to the Indenture in order to reestablish the financial covenants originally included in Clause 6.23, item XVIII of the Indenture.

C.2)	In accordance with the change of ratios, pursuant to the waiver of the financial covenants, in accordance with the terms described above, the authorization to amend Clause 6.23, item XVIII of the Indenture to replace the existing language with the language provided in the amendment of the Indenture.

D)	As a result of the ratification of the approval of items A, B, and C above, approve (i) payment to the Debenture Holders of the waiver fee by the Company in an amount equivalent to 100 bps (flat), calculated based on the nominal value of the Debentures, updated based on the remuneration of the Debentures (“Waiver Fee” and “Updated Nominal PU”), considering for such calculation the Updated Nominal PU calculated on the date of payment of the Waiver Fee, and (ii) the option of the Mandatory Acquisition, observing the procedures described in the minutes of the General Meeting of Debenture Holders.

E)	The payment of the Waiver Fee and the completion of the Mandatory Acquisition shall be executed in accordance with the procedures described in the minutes of the General Meeting of Debenture Holders.

F)	Authorize the trustee to adopt any and all procedures necessary to implement the resolutions described above, including, without limitation, the execution of the Second Amendment to the Indenture on behalf of the Debenture Holders.

The minutes of the general meeting of the Debenture Holders of the 9th Issuance held today were disclosed on the IPE system of the CVM and the Company’s website.

The Company will timely disclose to the Debenture Holders more detail regarding the Waiver Fee payment.

The Company will keep its shareholders and the market in general informed of any relevant subsequent events related to the topics discussed in this Material Fact.

Rio de Janeiro, February 12, 2015.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

Additional Information and Where to Find It:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information with respect to the proposed merger of shares (incorporação de ações) between TmarPart and Oi.

In connection with the proposed merger of shares between TmarPart and Oi, TmarPart plans to file with the SEC (1) a registration statement on Form F-4, containing a prospectus which will be mailed to shareholders of Oi (other than non-U.S. persons as defined in applicable rules of the SEC), and (2) other documents regarding the proposed merger of shares.

We urge investors and security holders to carefully read the relevant prospectus and other relevant materials when they become available as they will contain important information about the proposed merger of shares.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the Commission’s website at www.sec.gov or from TmarPart or Oi.